FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 3400, 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   September 14, 2006

Suite 1560 – 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG
GOLDCORP ACHIEVES RECORD
RESERVE / RESOURCE LEVELS
March 5, 2006, Vancouver, BC — Goldcorp Inc (TSX: G; NYSE GG) is pleased to report record levels of gold reserves and resources as of December 31, 2005, summarized as follows:
•	Proven and Probable gold reserves have nearly tripled to 14.7 million ounces;

•	Measured and Indicated gold resources have increased by 60% to 2.6 million ounces; and

•	Inferred gold resources have increased by 650% to 7.2 million ounces, compared with December 31, 2004.
Ian Telfer, President and Chief Executive Officer of the Company, said: “Through a combination of acquisitions and organic growth, our gold reserves have nearly tripled during 2005, to 14.7 million ounces. Even more impressive is our growth in resources as this represents the long term future of the Company. The Company now has almost 3 million ounces of Measured and Indicated resources and over 7 million ounces of Inferred resources. These reserves and resources provide Goldcorp with an excellent base for the years ahead.”
On a pro forma basis, as at December 31, 2005, total Proven and Probable gold reserves of Goldcorp, including its interest in Placer Dome Inc. reserves to be acquired from Barrick Gold Corporation, were 25.3 million ounces (note i). Measured and Indicated gold resources were 10.4 million ounces and Inferred gold resources were 12.3 million ounces.
A conference call will be held Monday, March 6 at 11:00 a.m. (ET) to discuss year end financial results and the reserve and resource update. You may join the call by dialing toll free 1-888-789-0089 or (416) 695-9753 for calls from outside Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialing 1-888-509-0081 or (416) 695-5275. A live and archived audio webcast will be available on the website at www.goldcorp.com.
Note i: For a breakdown of Placer Dome’s reserves and resources by category and additional information relating to such reserves and resources, see Placer Dome’s press release of February 20, 2006. Such reserves and resources were calculated by employees of Placer Dome in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities, and in accordance with Placer Dome’s previously established policies and procedures, and have not been independently verified by Goldcorp Inc. Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards to classify mineralization as a reserve. Based on a preliminary review, Goldcorp does not intend to report mineralization at the Pueblo Viejo project as a reserve for U.S. reporting purposes at this time.
GOLDCORP INC.
PROVEN AND PROBABLE RESERVES
AS OF DECEMBER 31, 2005(1,5,6,7)

GOLD		million tonnes	g Au/t	million ounces
Red Lake (100%)	Canada	2.83	53.98	4.92
Los Filos (100%)	Mexico	202.65	0.69	4.50
Alumbrera (37.5%)(2)	Argentina	143.63	0.51	2.33
Amapari (100%)	Brazil	17.21	2.43	1.34
San Dimas (100%)	Mexico	3.25	6.02	0.63
Peak (100%)	Australia	2.06	5.86	0.39
Nukay (100%)	Mexico	1.73	5.94	0.33
Wharf (100%)	United States	3.81	1.12	0.14
San Martin (100%)	Mexico	0.90	4.05	0.12

TOTAL				14.70

SILVER		million tonnes	g Ag/t	million ounces
San Dimas (100%)	Mexico	3.25	421	44.0
San Martin (100%)	Mexico	0.90	47	1.3

TOTAL				45.4

COPPER		million tonnes	% Cu	million pounds
Alumbrera (37.5%)(2)	Argentina	143.63	0.46%	1,449
Peak (100%)	Australia	2.06	0.71%	32

TOTAL				1,481

GOLDCORP INC.
MEASURED AND INDICATED RESOURCES
AS OF DECEMBER 31, 2005 (1,3,4,5,6,7)

GOLD		million tonnes	g Au/t	million ounces
Red Lake (100%)	Canada	2.03	14.17	0.93
Nukay (100%)	Mexico	7.17	3.02	0.70
Los Filos (100%)	Mexico	16.18	0.70	0.36
Peak (100%)	Australia	1.82	4.84	0.28
Amapari (100%)	Brazil	3.38	1.63	0.18
Alumbrera (37.5%)(2)	Argentina	8.63	0.37	0.10
San Martin (100%)	Mexico	0.22	0.86	0.01

TOTAL				2.55

SILVER		million tonnes	g Ag/t	million ounces
San Martin (100%)	Mexico	0.22	231	1.7

TOTAL				1.7

COPPER		million tonnes	% Cu	million pounds
Alumbrera (37.5%)(2)	Argentina	8.63	0.38%	71
Peak (100%)	Australia	1.82	1.09%	44

TOTAL				115

GOLDCORP INC.
INFERRED RESOURCES
AS OF DECEMBER 31, 2005 (1,4,5,6,7)

GOLD		million tonnes	g Au/t	million ounces
Red Lake (100%)	Canada	1.59	30.55	1.57
San Dimas (100%)	Mexico	17.27	3.17	1.76
Nukay (100%)	Mexico	8.51	4.03	1.10
Amapari (100%)	Brazil	6.13	5.09	1.00
El Limon (21.2%)(2)	Mexico	6.50	3.27	0.68
Peak (100%)	Australia	2.00	10.20	0.65
San Martin (100%)	Mexico	2.87	2.81	0.26
Los Filos (100%)	Mexico	10.92	0.49	0.17

TOTAL				7.20

SILVER		million tonnes	g Ag/t	million ounces
San Dimas (100%)	Mexico	17.27	321	178.1
San Martin (100%)	Mexico	2.87	111	10.3

TOTAL				188.4

COPPER		million tonnes	% Cu	million pounds
Peak (100%)	Australia	2.00	0.45%	20

TOTAL				20

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated as of December 31, 2005 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2.	Data shown is Goldcorp’s share of reserves and resources.

3.	All Mineral Resources are exclusive of Mineral Reserves.

4.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5.	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:

a. Red Lake	reserves and resources	Stephen McGibbon, P.Geo., Red Lake Mine
b. San Dimas	reserves and resources	Reynaldo Rivera, AusIMM, Luismin S.A. de C.V.
c. San Martin	reserves and resources	Reynaldo Rivera, AusIMM, Luismin S.A. de C.V.
d. Nukay	reserves and resources	Reynaldo Rivera, AusIMM, Luismin S.A. de C.V. and
Gary Giroux. P.Eng., Micon Consultants
e. Los Filos	reserves	Mike Hester, P.E., Independent Mining Consultants

	resources	Neil Burns, P.Geo., Snowden Mineral Industry Consultants
f. El Limon	resources	James N. Grey, P.Geo., Al Samis, P.Geo., Teck Cominco Ltd.
g. Alumbrera	reserves and resources	Luis Rivera, AusIMM, Minera Alumbrera Ltd.
h. Peak	reserves	Joe Ranford, AusIMM, Peak Gold Mines
	resources	Rex Berthelsen, AusIMM, Peak Gold Mines
i. Amapari	reserves and resources	Rodrigo Mello, AusIMM, MPBA
j. Wharf	reserves	Randy V.J. Smallwood, P.Eng., Goldcorp Inc.
k. Goldcorp	reserves and resources	Randy V.J. Smallwood, P.Eng., Goldcorp Inc.
6.	Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows;

a.	$425 gold and $1.25 Copper	Peak reserves and resources
b.	$350 gold and $0.90 Copper	Alumbrera reserves
c.	$400 gold and $1.00 Copper	Alumbrera resources
d.	$400 gold and $6.00 Silver	San Dimas reserves, San Martin reserves, Nukay reserves
e.	$450 gold and $7.00 Silver	San Dimas resources, San Martin resources, Nukay resources
f.	$400 gold	Red Lake, Los Filos, Amapari reserves, El Limon resources
g.	$450 gold	Red Lake, Los Filos, Amapari resources

7.	For a detailed breakdown of Proven and Probable Reserves, and Measured, Indicated and Inferred Resources please reference the supplemental information attached at the end of this press release, or visit www.goldcorp.com.
Cautionary Note Regarding Forward Looking Statements
This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2004, and (b) the section entitled “Description of the Business – Risk Factors” in Wheaton River Minerals Ltd.’s annual information form for the year ended December 31, 2004. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
Readers should refer to the respective annual information forms of Goldcorp and Wheaton River Minerals Ltd., each for the year ended December 31, 2004, and other continuous disclosure documents filed by Goldcorp since January 1, 2005 available at www.sedar.com, for further information on Goldcorp’s mineral projects.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States

investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:
Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
Telephone: 604-696-3011
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com

RESERVES — GOLDCORP INC.

							PROVEN &
as of December 31,	PROVEN			PROBABLE			PROBABLE
2005	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
GOLD	mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz
Red Lake	0.80	63.05	1.62	2.03	50.42	3.30	2.83	53.98	4.92
Los Filos	25.16	0.88	0.71	177.48	0.66	3.79	202.65	0.69	4.50
Alumbrera	135.00	0.51	2.21	8.63	0.43	0.12	143.63	0.51	2.33
Amapari	5.83	2.13	0.40	11.38	2.58	0.95	17.21	2.43	1.34
San Dimas	1.42	7.04	0.32	1.83	5.23	0.31	3.25	6.02	0.63
Peak Gold	0.92	5.67	0.17	1.15	6.01	0.22	2.06	5.86	0.39
Nukay	0.75	6.27	0.15	0.98	5.68	0.18	1.73	5.94	0.33
Wharf Mine	3.73	1.13	0.14	0.07	0.69	0.00	3.81	1.12	0.14
San Martin	0.31	3.36	0.03	0.58	4.43	0.08	0.90	4.05	0.12

Totals			5.75			8.95			14.70

SILVER	mt	g Ag/t	m oz	mt	g Ag/t	m oz	mt	g Ag/t	m oz
San Dimas	1.42	447	20.4	1.83	401	23.6	3.25	421	44.0
San Martin	0.31	47	0.5	0.58	46	0.9	0.90	47	1.3

Totals			20.9			24.5			45.4

COPPER	mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu
Alumbrera	135.00	0.46%	1,369	8.63	0.42%	80	143.63	0.46%	1,449
Peak Gold	0.92	0.72%	15	1.15	0.70%	18	2.06	0.71%	32

Totals			1,384			98			1,481

RESOURCES — GOLDCORP INC.

							MEASURED &
as of December	MEASURED			INDICATED			INDICATED			INFERRED
31, 2005	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
GOLD	mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz
Red Lake	0.30	11.77	0.12	1.73	14.60	0.81	2.03	14.17	0.93	1.59	30.55	1.57
Nukay	—	—	—	7.17	3.02	0.70	7.17	3.02	0.70	8.51	4.03	1.10
San Dimas	—	—	—	—	—	—	—	—	—	17.27	3.17	1.76
Amapari	1.55	1.50	0.08	1.83	1.73	0.10	3.38	1.63	0.18	6.13	5.09	1.00
Peak Gold	0.81	4.33	0.11	1.02	5.24	0.17	1.82	4.84	0.28	2.00	10.20	0.65
El Limon	—	—	—	—	—	—	—	—	—	6.50	3.27	0.68
Los Filos	3.22	0.78	0.08	12.96	0.68	0.28	16.18	0.70	0.36	10.92	0.49	0.17
San Martin	0.02	0.73	0.00	0.20	0.87	0.01	0.22	0.86	0.01	2.87	2.81	0.26
Alumbrera	7.13	0.36	0.08	1.50	0.40	0.02	8.63	0.37	0.10	—	—	—

Totals			0.47			2.09			2.55			7.20

SILVER	mt	g Ag/t	m oz	mt	g Ag/t	m oz	mt	g Ag/t	m oz	mt	g Ag/t	m oz
San Dimas	—	—	—	—	—	—	—	—	—	17.27	321	178.1
San Martin	0.02	204	0.2	0.20	234	1.5	0.22	231	1.7	2.87	111	10.3

Totals			0.2			1.5			1.7			188.4

COPPER	mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu
Alumbrera	7.13	0.37%	58	1.50	0.40%	13	8.63	0.38%	71	—	0.00%	—
Peak Gold	0.81	1.00%	18	1.02	1.15%	26	1.82	1.09%	44	2.00	0.45%	20

Totals			76			39			115			20